First Trust MLP and Energy Income Fund
                             120 East Liberty Drive
                            Wheaton, Illinois 60187



                               November 21, 2012

Karen Rossotto, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


                   Re: First Trust MLP and Energy Income Fund
                  (Registration Nos. 333-183396 and 811-22738)

Dear Ms. Rossotto:

      The undersigned, First Trust MLP and Energy Income Fund, Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Commission consent to the filing of the amendment of the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective at 12:00 p.m., Eastern Daylight Time, on November 27, 2012, or as soon thereafter as practicable.

                                         Very truly yours,

                                         First Trust MLP and Energy Income Fund


                                         By:    /s/ W. Scott Jardine
                                              ___________________________
                                                 W. Scott Jardine